

August 28, 2023

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

> **Re: WF International Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 16, 2023**
> **CIK No. 0001979610**

Dear Ke Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

Amendment 1 to Draft Registration Statement on Form F-1 filed August 16, 2023

Overview, page 62

1.   We note your response to comment 3. Please address how recent developments in the Chinese real estate industry, such as the bankruptcy of other real estate companies doing business in China, may affect your current and future business.

Note 1-Nature of business and organization
Organization and Reorganization, page F-35

2. We note, from your response to comment 6, that you believe Ms. Ke Chen had effective control of WF International Limited ("WF") from its inception. It appears your conclusion is based on the statements that WF was set up on March 2, 2023 with an intention to issue a controlling interest to Ms. Ke Chen (including her husband Jinshan Yao's shares) and that Ms. Ke Chen held 70% of the voting power. In light of Emerald Investments ownership of 100% of the issued shares of WF from inception until May 22, 2023, please clarify for us how you concluded that Ms. Ke Chen had effective control of WF prior to May 22, 2023 and that Ms. Ke Chen held 70% of the voting power. Within your response, please reference the authoritative accounting literature management relied upon in its determination that Ms. Ke Chen had control of WF prior to May 22, 2023.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard I. Anslow